

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Zhuoqin Huang
Chief Executive Officer
Pop Culture Group Co., Ltd
Room 102, 23-1 Wanghai Road
Xiamen Software Park Phase 2
Siming District, Xiamen City, Fujian Province
The People's Republic of China

 Re: Pop Culture Group Co., Ltd
 Amendment No. 3 to Draft Registration Statement on Form F-1
 Submitted November 13, 2020
 CIK No. 377-03160

Dear Mr. Huang:

 We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors
Our financial condition, results of operations..., page 9

1. You disclose that between February and May 202, all of the events you expected to host or plan and execute were cancelled. We note your list of representative events beginning on page 77, and it appears the last live event through the period ended June 30, 2020 was in January. Please clarify in the risk factor and elsewhere as appropriate whether you have resumed live events or if all of your events are online.

Zhuoqin Huang
Pop Culture Group Co., Ltd
December 7, 2020
Page 2

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services